Exhibit 99.1

China Internet Nationwide Financial Services Inc. Announces Unaudited Financial Results For the Six Months Ended June 30, 2017

BEIJING, September 25, 2017 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a leading financial advisory services company, today announced its unaudited financial results for the six months ended June 30, 2017.

Highlights for the period from January 1, 2017 to June 30, 2017

●	Net Revenue of $7.97 million, a 15% year-over-year increase from the same period in 2016

●	Net Income for the six months ended June 30, 2017 was $8.24 million compared to a Net income of $5.69 million in the same period a year ago. Earnings per share for the period from January 1, 2017 to June 30, 2017 was $0.41 per share, compared to $0.28 per share in the same period a year ago.

Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “Benefiting from the continuing growth of China’s economy and strong demand for our services by the underserved small and medium sized enterprises, we achieved significant growth with revenue and net income increasing by 15% and 45%, respectively, in the first half of 2017.”

Mr. Lin continued, “As we move onto the next chapter in the Company history following our recent IPO which not only significantly raised our public profile but also improved our market and financial conditions, we believe that our continuing efforts to diversify our business through both the introduction of new financial services and geographical expansion position us well for sustainable growth in coming years.”

Operating Metrics for the period from January 1, 2017 to June 30, 2017

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	For the Six Months Ended June 30,
	2017		2016
	RMB	US$	RMB	US$
	(in Million)
Amount of financing advised:	5,247	764	4,228	648
Commercial Payment	3,120	454	3,022	463
International Corporate Financing	1,374	200	849	130
Intermediary Loan	753	110	357	55

	For the Six Months Ended June 30,
	2017	2016
Number of clients advised(1)	15	15
Commercial Payment	9	10
International Corporate Financing	2	2
Intermediary Loan	4	3

(1)	The number of clients for a specified period represents the number of clients whose financing were funded during such period.

	For the Six Months Ended June 30,
	2017	2016
	(in US$ thousands)
Advisory fees billed to clients(1)	7,973	6,908

(1)	Represent amounts net of VAT.

The amount of financing advised is calculated by summing up the financing amount indicated on the financing advisory contracts. The revenue is calculated by multiplying the service fee ratio indicated on the contract and the financing amount advised.

Results for the Six Months ended June 30, 2017

The following tables set forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of variance. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,		Variance
	2017	2016	Amount	%
Revenue	$7,973,214	$6,907,622	$1,065,592	15%
Cost of revenue	182,514	176,321	6,193	4%
Gross profit	7,790,700	6,731,301	1,059,399	16%
General and administrative expense	611,860	512,049	99,811	19%
Selling and distribution expense	26,295	19,132	7,163	37%
Income from operations	7,152,545	6,200,120	952,425	15%
Interest income on bank deposit	4,618	1,947	2,671	137%
Other expenses	(26,399)	(7,428)	(18,971)	(255)%
Interest income from loans to third parties	1,455,692	1,394,078	61,614	4%
Income before income taxes	8,586,456	7,588,717	997,739	13%
Income tax expenses	347,302	1,895,559	(1,548,257)	(82)%
Net income	$8,239,154	$5,693,158	$2,545,996	45%
Comprehensive income	$8,968,142	$5,290,901	$3,677,241	70%

Revenue

Net revenue for six months ended June 30, 2017 increased 15% year-over-year to $7,973,214 from $6,907,622 in the same period in 2016.

Approximately 64% of our revenue or $5,141,528 was generated by providing commercial payment advisory services to 9 small and medium size enterprises (“SMEs”) where we assisted in helping them obtain acceptance bills from banks in 9 separate transactions.

Approximately 26% of our revenue or $2,068,147 was derived from providing intermediary bank loan advisory services to four customers, a 119% increase from $945,102 for the same period in 2016.

Finally, approximately 10% of our revenue or $763,539 was derived from providing international corporate financing advisory services for the six months ended June 30, 2017. International corporate financing advisory revenues increased 55% year-over-year from $491,915 in the same period in 2016.

Overall, our revenue increased substantially for the period from January 1, 2017 to June 30, 2017 compared to the same period in 2016 mainly due to an increase in the financing amounts. Our advisory fee rate remained unchanged year over year.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $182,514 for the six months ended June 30, 2017 compared to $176,321 for the six months ended June 30, 2016.

Overall, the year-over-year increase of approximately 4% is lower than a 15% increase in our revenue, mainly because staff salaries increased only slightly compared to our revenue growth.

Gross Profit and Gross Margin

Gross profit for the period from January 1, 2017 to June 30, 2017 increased 16% to $7,790,700 from $6,731,301 in the same period in 2016 and the increase is in line with the revenue growth of 15% over the same periods and only a slight increase in cost of revenue.

Gross margin, or gross profit as a percentage of total revenues, was 98% for the period from January 1, 2017 to June 30, 2017, compared with 97% in the same period in 2016.

Operating Expenses

Total operating expenses for the six months ended June 30, 2017 increased 20% year-over-year to $638,155 from $531,181 in the same period in 2016.

Selling and marketing expenses for the six months ended June 30, 2017 increased 37% year-over-year to $26,295 from $19,132 in the comparable period in 2016. The year-over-year increase primarily resulted from the increase in staffing costs as a result of an increase in headcount, which is in line with our revenue growth.

General and administrative expenses consist primarily of staff salaries, rental expenses and office related expenses. General and administrative expenses were $611,860, or 8% of total revenue for the six months ended June 30, 2017, as compared to $512,049 of 7% of total revenue in the same period in 2016, an increase of $99,811. The increase of general and administrative expenses is mainly due to increases in office related expenses, travel and entertainment expenses and staffing costs as a result of an increase in headcount, which are in line with our revenue growth.

Income from Operations and Operating Margin

Income from operations in the six months ended June 30, 2017 was $7,152,545, compared with operating income of $6,200,120 in the same period in 2016.

Operating margin, or income from operations as a percentage of total revenue, remained at 90% for both the six months ended June 30, 2017 and 2016.

Interest incomes

Interest income was $1,460,310 for the six months ended June 30, 2017, compared with $1,396,025 for the same period a year ago. Interest income was primarily from bank deposits and loans to third parties.

Income tax expense

Income tax expense was $347,302 for the six months ended June 30, 2017, compared with $1,895,559 for the same period of the previous year. The sharp decrease of income tax expense was mainly due to the transition of operating business from one subsidiary- Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“Sheng Ying Xin”), in the first half of 2016, which is subject to the 25% income tax rate, to another subsidiary - Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”), which is exempted from income tax from its inception through December 31, 2020.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation gain was $728,988 in the six months ended June 30, 2017, compared with a loss of $402,257 in the same period of the previous year, as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net Income

Net income for the six months ended June 30, 2017 was $8,239,154, as compared to $5,693,158 for the six months ended June 30, 2016. The increase in net income is mainly due to our business expansion and growth in our revenue.

Liquidity and Capital Resources

As of June 30, 2017 and December 31, 2016, we held cash in U.S. dollars of $5,871,627 and $1,880,425 respectively.

Net cash generated from operations for the six months ended June 30, 2017 was $ 11,602,701 as compared to $9,293,396 for the six months ended June 30, 2016.

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIE only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIE in China are required to make annual appropriations of 10% of after-tax profit to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIE included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. The Company is expected to focus the operation mainly in PRC and is not expected to have significant operations outside PRC in foreseeable future, and is not expected to have significant transfer of cash to and/or from the PRC subsidiary and VIE.

According to applicable PRC laws and regulations, a number of conditions must be met before any dividends of a wholly foreign owned enterprise, such as our PRC subsidiary, may be distributed. In accordance with the Implementation Rules of Wholly Foreign-Owned Enterprise Law of the PRC promulgated by the State Council, prior to the payment of any dividend, our PRC subsidiary is required to (i) reserve funds from its profit of current accounting year to make up its losses for the previous accounting years, (ii) pay the income taxes pursuant to applicable tax laws of the PRC and (iii) reserve accumulated funds to improve our PRC subsidiary’s ability to withstand operation risks. Therefore, the PRC regulations could conceivably limit the amount of dividends that can be paid by our PRC subsidiary although our PRC subsidiary has historically not paid any dividends. We believe that such limitation will exist in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Other Significant Events

Initial Public Offering

We completed an initial public offering (“IPO”) of 2,023,146 of our ordinary shares to the public at a price of $10.00 per share for a total of $20,231,460 before underwriting discounts, commissions and offering expenses on July 28, 2017.

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

China Internet Nationwide Financial Services Inc.

Email: ir@cifsp.com

Phone:+86 10 8587 8166

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$)

	As of June 30,	As of December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$5,871,627	$1,880,425
Accounts receivable (including $0 and $0 of receivable from related parties as of June 30, 2017 and December 31, 2016, respectively)	4,847,662	8,088,511
Other receivables and prepayments	382,569	94,474
Loan to third parties	27,079,889	19,237,422
Advance to suppliers	102,724	-
Deferred offering cost	710,285	312,202
Total Current Assets	38,994,756	29,613,034

Non-current assets
Equipment, net	69,524	28,777
Intangible assets, net	5,695	2,772
Long-term office rental deposit	504,497	208,695
Total Assets	$39,574,472	$29,853,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$482,256	$490,875
Other payables and accruals	46,017	53,827
Due to a related party	163,440	163,361
Taxes payable	4,525,275	3,755,872
Total Current Liabilities	5,216,988	4,463,935

Shareholders’ equity
Common Stock ($0.001 par value, unlimited authorized shares, and 20,000,000 shares issued and outstanding)	20,000	20,000
Additional paid in capital	9,147,398	9,147,398
Statutory reserve	1,657,084	1,657,084
Retained earnings	25,918,611	17,679,458
Accumulated other comprehensive loss	(2,385,609)	(3,114,597)
Total Shareholders’ Equity	34,357,484	25,389,343
Total Liabilities and Shareholders’ Equity	$39,574,472	$29,853,278

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In US$)

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Revenue
International corporate financing advisory	$763,539	$491,915
Intermediary bank advisory services	2,068,147	945,102
Commercial payment advisory services	5,141,528	5,470,605
Total revenue	7,973,214	6,907,622

Cost of revenues	182,514	176,321
Gross profit	7,790,700	6,731,301

Operating expenses
Selling and marketing expenses	26,295	19,132
General and administrative expenses	611,860	512,049
Total Operating expenses	638,155	531,181
Income from operations	7,152,545	6,200,120

Other income (expenses)
Interest income on bank deposit	4,618	1,947
Other expenses, net	(26,399)	(7,428)
Interest income from loans to third parties	1,455,692	1,394,078
Total other income, net	1,433,911	1,388,597

Income before income tax expenses	8,586,456	7,588,717
Income tax expenses	347,302	1,895,559
Net Income	$8,239,154	$5,693,158
Other comprehensive loss
Foreign currency translation gain/(loss)	728,988	(402,257)
Comprehensive Income	$8,968,142	$5,290,901
Weighted average number of shares, basic and diluted*	20,000,000	20,000,000
Basic and diluted earnings per share	$0.41	$0.28

*On October 9, 2016, the Company effected a split of the Company’s common stock, pursuant to which every one (1) ordinary share outstanding before the split was converted into twenty million (20,000,000) ordinary shares with a par value of $0.001 after the split. Weighted average number of shares outstanding and per share amounts for the six months ended June 30, 2016 has been retroactively restated to reflect this split.